FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compania de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Translation of the notification to the Chilean Securities and Exchange Commission dated April 27, 2004 regarding the sale of an affiliate of Compania de Telecomunicaciones de Chile S.A., Impresora y Comercial Publiguias S.A.

Item 1.

Material Events of Compania de Telecomunicaciones de Chile S.A.

Sale of 9% in Publiguias

On April 26, 2004, the Company sold to Telefonica Publicidad e Informacion S.A. the 9 percent stake it held in Impresora y Comercial Publiguias S.A.. The price of the transaction was US$14,760,000, equivalent to Ch$9,013 million, with a gain, after taxes, amounting to Ch$4,940 million.

Reported to the Chilean Securities and Exchange Commission on April 27, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2004

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer